SEC_ 14041018 _SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 30 2014

Washington DC 404

SEC FILE NUMBER
8- 29418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _04/01/13_ AND ENDING _03/31/14_
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Curbstone Financial Management Corporation_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester   _NH_   _03104_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Lehry IV CFP   _603-624-8462_
                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas CPAs, PC
(Name – if individual, state last, first, middle name)

697A Union Street, Manchester, NH 03104
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Thomas M. Lehry IV_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Curbstone Financial Management Corporation_ , as of _March 31_ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Karen Varney

Notary Public

KAREN VARNEY, Notary Public
My Commission Expires February 2, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CURBSTONE FINANCIAL
MANAGEMENT CORPORATION

Audited Financial Statements
And Supplemental Schedules

For The Years Ended
March 31, 2014 and 2013

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Registered Auditor's Report)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Curbstone Financial Management Corporation,

Report on the Financial Statements
We have audited the accompanying financial statements of Curbstone Financial Management Corporation (a New Hampshire corporation. Hereafter "the Company"), which comprise the statements of financial condition as of March 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone: (603) 625-5715 or (603) 626-1040; Fax: (603) 625-5717
Visit our Website at: RnBCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM -
Continued

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Manchester, NH
May 29, 2014.

Members: *New Hampshire Society of Certified Public Accountants (NHSCPA)*
American Institute of Certified Public Accountant (AICPA)
National Society of Accountants (NSA)

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2014 AND 2013

ASSETS

Current Assets:		2014		2013
Cash and Cash Equivalents	$	215,534	$	206,241
Deposits with Exchange Clearing Organization		29,453		29,449
Prepaid Expenses		12,166		13,901
Refundable Federal Corporate Taxes		0		811
Total Current Assets		257,153		250,402
Fixed Assets:				
Total Equipment and Furniture		117,315		116,565
Less: Accumulated Depreciation		(107,713)		(101,532)
Net Fixed Assets		9,602		15,033
Other Assets:				
Cash Value of Life Insurance		28,809		34,542
Total Other Assets		28,809		34,542
Total Assets	$	295,564	$	299,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:				
Accounts Payable	$	6,361	$	6,745
State Corporate Taxes Payable		686		1,321
Federal Corporate Taxes Payable		1,106		0
Accrued Other Expenses		14,974		13,369
Deferred Tax Laibility		13,924		12,580
Total Current Liabilities		37,051		34,015
Stockholders' Equity:				
Common Stock, par value $100, 1,000 shares authorized. 103 shares issued and outstanding.		10,200		10,200
Additional Paid-In Capital		258,415		258,415
Retained Earnings/(Deficit)		(10,102)		(2,653)
Total Stockholders' Equity		258,513		265,962
Total Liabilities and Stockholders' Equity	$	295,564	$	299,977

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	2014	%	2013	%
Revenues:				
Management and Investment Advisory Income	$ 1,891,793	99.8%	$ 1,762,964	99.0%
Insurance Commissions Income	3,523	0.2%	17,098	1.0%
Total Revenues	1,895,316	100.0%	1,780,062	100.0%
Operating Expenses:				
Selling Expenses - See Supplemental Schedule	70,654	3.7%	73,544	4.1%
General and Administrative				
Expenses - See Supplemental Schedule	1,807,893	95.4%	1,698,968	95.4%
Total Operating Expenses	1,878,547	99.1%	1,772,512	99.6%
Income/(Loss) Before Other Income/(Expenses)	16,769	0.9%	7,550	0.4%
Other Income/(Expenses):				
Add: Interest and Dividend Income	852	0.0%	858	0.0%
Less: Change in Deferred Taxes	(1,344)	-0.1%	(4,405)	-0.2%
Less: Change in Cash Value of Life Insurance	(9,254)	-0.5%	(8,066)	-0.5%
Less: Federal Corporate Income Taxes	(4,386)	-0.2%	(3,261)	-0.2%
Less: State of NH Corporate Income Taxes	(10,086)	-0.5%	(9,366)	-0.5%
Total Other Income/(Expenses)	(24,218)	-1.3%	(24,240)	-1.4%
Net Income/(Loss)	$ (7,449)	-0.4%	$ (16,690)	-0.9%
Beginning - Retained Earnings	(2,653)		14,037	
Ending - Retained Earnings/(Deficit)	$ (10,102)		$ (2,653)	

See Independent Registered Auditor's Report
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

Cash Flows from Operating Activities:		2014		2013
Net Income/(Loss)	$	(7,449)	$	(16,690)
Adjustments to reconcile net income/(loss) to net cash flows provided by/(used for) operating activities:				
Depreciation		6,181		6,519
Change in Deferred Taxes		1,344		4,405
Change in Cash Value of Life Insurance		9,254		8,066
(Increase)/Decrease in Prepaid Expenses		1,735		(8,818)
(Increase)/Decrease in Refundable Corporate Income Taxes		811		3,261
Increase/(Decrease) in Accounts Payable		(384)		(3,122)
Increase/(Decrease) in Accrued Other Expenses		1,605		2,570
Increase/(Decrease) in Corporate Taxes Payable		471		(540)
Total Adjustments		21,017		12,341
Net Cash Flows Provided by/(Used for) Operating Activities		13,568		(4,349)
Cash Flows from Investing Activities:				
Cash Purchases of Equipment and Furniture		(750)		(4,694)
Net Cash Flows Used for Investing Activities		(750)		(4,694)
Cash Flows from Financing Activities:				
Cash purchases of Life Insurance		(3,522)		(3,522)
Net Cash Flows Provided by Financing Activities		(3,522)		(3,522)
Net Increase/(Decrease) in Cash and Cash Equivalents		9,296		(12,565)
Cash and Cash Equivalents - Beginning		235,690		248,255
Cash and Cash Equivalents - Ending	$	**244,986**	$	**235,690**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year For:				
Federal Corporate Taxes	$	2,469	$	3,261
State Corporate Taxes	$	9,400	$	9,906

See Independent Registered Auditor's Report
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT COPRORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	(Capital) Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
Balance - April 1, 2012	$ 10,200	258,415	14,037	$ 282,652
Net Loss - 2013	0	0	(16,690)	(16,690)
Balance - March 31, 2013	$ 10,200	258,415	(2,653)	$ 265,962
Net Loss - 2014	0	0	(7,449)	(7,449)
Balance - March 31, 2014	$ 10,200	258,415	(10,102)	$ 258,513

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied.

A. Nature of Business:
Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal and singular line of business is that of an investment management firm and financial advisor. The Company is an introducing (non-carrying) broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's singular office is in Manchester, New Hampshire.

B. Basis of Accounting:
The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents:
For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts:
Accounts receivables are recorded at net realizable value. The Company's history indicates full collections on their accounts receivables. Further, accounts receivable has historically been an immaterial balance sheet item. The Company had no uncollectible accounts for the fiscal years ended March 31, 2014 and 2013.

E. Estimates Used in the Preparation of Financial Statements:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates, and changes would most likely be reported in future periods. Management believes that the estimates and assumptions used are reasonable.

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NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation:

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense was $6,181 and $6,519, respectively. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 6,512	$ 6,426	86
Computer Equipment	110,803	101,287	9,516
Totals	$ 117,315	$ 107,713	$ 9,602

G. Income Taxes:

According to FASB ASC 740 and FIN 48 - *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* the Company is required to evaluate all significant tax positions. As of March 31, 2014, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of March 31, 2014, the Company's federal and various state tax returns generally remain open for the last three years. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the bases of assets for financial and income tax reporting. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

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NOTE 1 - **Summary of Significant Accounting Policies - Continued:**

G. Income Taxes - Continued:
1. Federal Tax Issues:
The Company recognizes deferred tax assets and liabilities in accordance with FASB ASC 740. For the fiscal year ended March 31, 2013, the gross deferred tax assets were $1,639, and the gross deferred tax liabilities were $14,219; thus, a Net Deferred Tax Liability of $12,580 was reported on the balance sheet for March 31, 2013.

For the fiscal year ended March 31, 2014, the gross deferred tax assets were $1,376, and the gross deferred tax liabilities were $15,300; thus, a Net Deferred Tax Liability of $13,924 was reported on the balance sheet for March 31, 2014.

2. State Tax Issues:
The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. The Company had $26,245 and $19,469 at March 31, 2014 and 2013, respectively in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits. Accrued New Hampshire taxes were $10,086 and $9,366 for March 31, 2014 and 2013, respectively.

H. Fair Value of Financial Instruments:
The Company is required to disclose the estimated fair value of its financial instruments in according with FASB ASC 820-10. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments. The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs:
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2014 and 2013 were $2,497 and $2,290, respectively.

J. Impairment of Long-Lived Assets:
The Company reviews the lives of long-lived assets, which include property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. There were no impairments recognized during the fiscal years ended March 31, 2014 and 2013.

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NOTE 1 - Summary of Significant Accounting Policies - Continued:

K. Compensated Absences:

Certain employees are entitled to paid vacation and sick time, depending on length of service. The Company follows GAAP which requires the Company to accrue non-shareholder/employee paid time-off when earned. These amounts totaled $13,162 and $11,065, respectively.

L. Revenue Recognition:

The Company recognizes revenue (such as from financial advising, custodial services, and commissions, etc.) at the beginning of each calendar quarter based upon the fair market value of the client's portfolio. The fees for financial advising and custodial services are billed in advance for each quarter at an annual rate of 0.50% to 1.00% depending upon the size of the client's portfolio. A 10% discount for non-profit organizations is allowed. See also Note No. 1B regarding the Company's basis of accounting.

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with a shareholder/employee of the Company (See Note 3). The terms of this lease are for a period of three (3) years from April 1, 2011 to March 31, 2014. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease requires a monthly payment of $2,912, plus a 4% escalation charge effective every April 1. Rent expense totaled $37,788 and $36,336 for years ended March 31, 2014 and 2013, respectively.

The Company leases its copier machine under an agreement classified as an operating lease. This agreement, signed on October 15, 2008, requires a monthly payment of $360 for 48 months. This lease was renewed in March 2012 with a monthly rate of $302 for 48 months effective April 1, 2012. Rental expense for the copier totaled $3,624 and $3,624 for the years ended March 30, 2014 and 2013, respectively.

The Company also leases its postage meter under an agreement classified as an operating lease. This lease, signed on May 13, 2010 for 42 months effective April 2010, requires quarterly payments of $246. Rental expense for the postage machine totaled $984 and $984 for the years ended March 30, 2014 and 2013, respectively.

On August 16, 2011, the Company's facilities were sold from one shareholder/employee to another shareholder/employee; however, the lease terms and conditions remain unchanged.

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NOTE 2 – Operating Lease Commitment - Continued:
The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2013:

Years Ending March 31,		Postage		Copier Rental		Office Rent
2015	$	984*	$	3,624	$	37,788
2016	$	984*	$	3,624	$	39,300*
2017	$	984*	$	3,624	$	40,872*
2018	$	984*	$	3,624*	$	42,507*
2019+	$	984*	$	3,624*	$	44,207*

(*) Denotes that these amounts are estimates only.

NOTE 3 – Related Party and Office Rent:
The Company has a lease agreement with a shareholder/employee for its office space in Manchester, NH (See Note No 2). The rental payments to this related party totaled $37,788 and $36,336 for the years ended March 31, 2014 and 2013, respectively.

NOTE 4 – Profit Sharing Plan:
The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- and $-0- for the years ended March 31, 2014 and 2013. Required Company contributions to the plan totaled $33,736 and $31,671 for the years ended March 31, 2014 and 2013, respectively.

NOTE 5 – Net Capital and Aggregate Indebtedness:
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the fiscal years ended March 31, 2014 and 2013, the Company was in compliance with this Rule.

NOTE 6 – Clearing Arrangements:
Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc. or Charles Schwab as custodians.

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NOTE 7 – <u>Common Stock and Ownership</u>:
The Company is authorized to issue 1,000 shares of common stock. The Company has issued and outstanding one hundred-and-three (103) shares of common stock at $100 par value. On January 1, 2012, the Company issued a performance bonus to Pamela Diamantis in the form of One (1) share of stock. Of these 103 shares, the Company's President (Thomas M. Lewry IV) owns one hundred (100) shares, an employee - Pamela Diamantis owns Two (2) shares, and another employee – Melvin J. Severance III owns one (1) share of Common Stock.

NOTE 8 - <u>Concentration of Credit Risk</u>:
The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the years ended March 31, 2014 and 2013. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE 9 – <u>Cash Value of Life Insurance Policy</u>:
The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $3,521 and $3,521 towards this policy during the years ended March 31, 2014 and 2013, respectively. The cash values and death benefits are summarized as follows:

<u>Employee</u>	<u>Death Benefits</u>	Cash Values @ 3/30/2013	Cash Values @ 3/31/2014
Thomas M. Lewry IV	$ 500,000	$ 34,542	$ 28,809

In addition to the life insurance policy that accumulates the cash value above, the Company has a term life policy that does not accumulate cash value. The policy is on the life of a minority shareholder/employee with a death benefit of $1,000,000. The Company made payments totaling $4,500 and $9,000 towards this policy during the years ended March 31, 2014 and 2013, respectively.

NOTE 10 – <u>Subsequent Events</u>:
Subsequent events were evaluated through May 29, 2014, which is the date the financial statements were available to be issued. The result is that no events were identified that require recognition or disclosure.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Registered Auditor's Report on the Supplemental Schedule)

ROY & BENTAS CPAs P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT REGISTERED AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17-a5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying financial statements of Curbstone Financial Management Corporation as of and for the year ended March 31, 2014, and have issued our report thereon dated May 29, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 29, 2014.

Selling Expenses:		2014	%		2013	%
Commissions	$	40,903	2.2%	$	44,521	2.5%
Travel, Meals and Entertainment		26,505	1.4%		26,463	1.5%
Advertising		2,497	0.1%		2,290	0.1%
Sales Expenses		749	0.0%		270	0.0%
Total Selling Expenses	$	**70,654**	**3.7%**	$	**73,544**	**4.1%**

General and Administrative Expenses:						
Officer's compensation	$	919,468	48.5%	$	850,460	47.8%
Employee compensation - general		391,610	20.7%		366,028	20.6%
Payroll taxes		61,801	3.3%		60,276	3.4%
Rent paid to officer		37,788	2.0%		36,336	2.0%
Professional and outside services		52,453	2.8%		39,834	2.2%
Office supplies and expenses		11,507	0.6%		15,105	0.8%
Employee benefits		47,054	2.5%		39,224	2.2%
Pension plan costs		33,736	1.8%		31,671	1.8%
Telephone and other communications		8,113	0.4%		7,857	0.4%
Depreciation		6,181	0.3%		6,519	0.4%
Dues and subscriptions		8,842	0.5%		6,326	0.4%
Building repairs and maintenance		8,974	0.5%		23,491	1.3%
Equipment rental		4,608	0.2%		4,778	0.3%
Licenses and fees		2,842	0.1%		6,897	0.4%
Postage expenses		6,204	0.3%		7,139	0.4%
Utilities expenses		19,782	1.0%		17,554	1.0%
Quotation service fees		24,445	1.3%		20,405	1.1%
Real estate taxes		8,148	0.4%		7,971	0.4%
Insurance expense		30,790	1.6%		22,953	1.3%
Vehicle expenses and mileage		675	0.0%		1,329	0.1%
Officer's life insurance		4,500	0.2%		9,000	0.5%
Donations to local charities		7,350	0.4%		3,149	0.2%
Professional education		2,770	0.1%		1,848	0.1%
Software updates		28,570	1.5%		26,690	1.5%
Discretionary spending - President		18,521	1.0%		28,506	1.6%
Discretionary spending - Employees		61,161	3.2%		57,622	3.2%
Total General and Administrative Expenses	$	**1,807,893**	**95.4%**	$	**1,698,968**	**95.4%**

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2014

Excess Net Capital Computations:

Total stockholders' equity		$ 258,513
Additions:		
Subordinated Liabilities:	0	
Total Additions		0
Total Regulatory Capital		258,513
Deductions before Haircuts:		
Operational Charges:		
Excess deduction charge on firm's Fidelity Bond per SEC Rule 15c3-1c(2)(xiv)	4,000	
Nonallowable Assets		
Prepaid Expenses	12,166	
Equipment and Furniture, net of depreciation	9,602	
Total Deductions		(25,768)
Tentative Net Capital		**232,745**
Haircuts on Securities:		
Deposit with exchange clearing organization to satisfy margin requirements @ 2%	589	
Total Haircuts on Securities		589
Net Regulatory Capital		232,156
Net Capital Requirement - Minimum Capital Required per SEC Rule 15c3-1(a)(2)(iv)		50,000
Excess Net Capital at March 31, 2014.		$ 182,156

NOTE 1: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2013.

NOTE 2: Item (e) – Statement of changes in Stockholders' Equity

NOTE 3: Item (i) – Curbstone is exempt from the "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 under Rule 15c3-3(k)(2)(ii).

NOTE 4: Item (n) – No material differences existed.

See Independent Registered Auditor's Report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2014

		<u>Amounts</u>
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2014)		
Net capital (before haircuts), as reported in the Company's part II (unaudited) FOCUS report		$ 247,326
<u>Allowable assets erroneously omitted or misclassified on FOCUS report:</u>		
Incorrect balance in life insurance policy per FOCUS report	(34,542)	
Corrected cash balance in life insurance policy	28,809	
Total of amounts erroneously omitted from FOCUS report		(5,733)
<u>Nonallowable assets reported and audit adjustments:</u>		
Other audit adjustments	15,847	
Audit adjustment relating to prepaid expenses	(1,735)	
Audit adjustment relating to refundable federal taxes	(4,386)	
Audit adjustment relating to refundable state taxes	(10,086)	
Audit adjustment relating to fixed assets	(5,431)	
Audit adjustment relating to deferred taxes	(1,344)	
Audit adjustment relating to accounts payable	384	
Audit adjustment relating to accrued vacation pay	(2,097)	
Totals of nonallowable assets and audit adjustments		(8,848)
Tentative Net Capital - Per the preceding page		$ 232,745

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of March 31, 2013.

See Independent Registered Auditor's Report.
The accompanying notes are an integral part of these financial statements.

<u>INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL CONTROL</u> <u>STRUCTURE</u>

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, NH

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation, as of and for the year ended March 31, 2014 (on which we have issued our report dated May 29, 2014), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE - Continued

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Manchester, NH
May 29, 2014.

**Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of Curbstone Financial Management Corporation
741 Chestnut Street
Manchester, NH 03104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have Performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments in regards to Form SIPC-7 - *General Assessment Reconciliation* to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2013 to March 31, 2014, which were agreed to by Curbstone Financial Management Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Curbstone Financial Management Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Curbstone Financial Management Corporation's management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-7 and SIPC-6 with respective cash disbursement records entries found in the Company's financial software, their respective bank statements, and cancelled checks and noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the fiscal year ended March 31, 2014, as applicable, with the amounts reported in Forms SIPC-7 and SIPC-6 for the period from April 1, 2013 to March 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Auditor's working papers and found no adjustments were made or necessary. No adjustments were reported for the fiscal year ended March 31, 2014;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and SIPC-6, and in the attached schedule - Determination of "SIPC Net Operating Revenues" and General Assessment, to the audited financial statements and the auditor's working papers noting no differences; and

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Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation - Continued

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayments were noted on Form SIPC-7 for the fiscal year ended March 31, 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 29, 2014.